UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37954

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mauldin Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4924 Briarwood Dr.
(No. and Street)

Dallas	Texas	75209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John F. Mauldin	214-526-9155	johnm@2000wave.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Mauldin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Mauldin Securities, LLC_____, as of December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TAMMI L. COLE
My Notary ID # 131105230
Expires June 19, 2025

Signature: _____

Title:
President_____

Sammi Levita Cole
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAULDIN SECURITES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2021

MAULDIN SECURITIES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

    Statement of financial condition 2

    Statement of income 3

    Statement of changes in member's equity 4

    Statement of cash flows 5

    Notes to financial statements 6-9

    Supplemental Information

        Schedule I: Computation of Net Capital Under Rule 15c3-1   10-11
                        of the Securities and Exchange Commission

        Schedule II: Computation for Determination of Reserve   12
                        Requirements Under Rule 15c3-3 of the Securities
                        and Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 13
  ON MANAGEMENT'S EXEMPTION REPORT

BROKER-DEALER ANNUAL EXEMPTION REPORT 14



McBee & Co.
A Professional Corporation
Certified Public Accountants

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Managing Member of Mauldin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mauldin Securities, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mauldin Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mauldin Securities, LLC's management. Our responsibility is to express an opinion on Mauldin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mauldin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of the Mauldin Securities, LLC's financial statements. The supplemental Information is the responsibility of Mauldin Securities LLC's management. Our audit procedures included determining whether the supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Mauldin Securities, LLC's auditor since 2016.
Dallas, Texas
February 28, 2022

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com


Mauldin Securities, LLC
Statement of Financial Condition
December 31, 2021


Assets

Cash	$	368,690
Referral fees receivable, net of allowance for doubtful accounts		75,308
Other assets		24,591
Total Assets	$	468,589

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	16,890
Total Liabilities		16,890
Member's Equity		451,699
Total Liabilitites and Member's Equity	$	468,589

The accompanying notes are an integral part of these financial statements.


Mauldin Securities, LLC
Statement of Income
Year Ended December 31, 2021


Revenues		
Referral fees	$	669,592
Interest income		200
Total Revenues		669,792
Expenses		
Regulatory fees and expenses		26,236
Professional fees		121,945
Other expenses		37,374
Total Expenses		185,555
Income before taxes		484,237
Provision for state income tax		2,563
Net Income	$	481,674

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Balance at	
December 31, 2020	$278,260
Distributions to managing member	(308,235)
Net income	481,674
Balances at	
December 31, 2021	$451,699

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows provided by (used for) operating activities:

Net income	$ 481,674
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Bad debt recovery	(46,278)
Changes in assets and liabilities	
Decrease in referral fees receivable	26,159
Increase in other assets	(5,463)
Decrease in accounts payable and accrued expenses	(869)
Net cash provided by operating activities	455,223

Cash flows from financing activities:

Distributions to managing member	(308,235)
Net cash provided (used) by financing activities	(308,235)
Net increase (decrease) in cash	146,988
Cash at beginning of year	221,702
Cash at end of year	$ 368,690

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Income taxes	$ 4,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Mauldin Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 is wholly-owned by the managing member, John F. Mauldin. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), Inc. and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association.

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals, prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies and receive referral fees and transaction-based compensation from other broker dealers for acting as a marketing agent of private placement securities.

Referral fees receivable and revenue recognition

Referral fees are fees earned from unaffiliated and affiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. Additionally, the Company may operate as an introducing commodities broker, but during the 2021 did engage in any commodities business. The Company satisfies its performance obligations upon providing referrals who enter into engagements with the affiliated and unaffiliated broker-dealers, funds or other entities. These fees are generally variable and referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. Management recorded an allowance for doubtful accounts on the receivables for whom collectability is doubtful.

Income taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Accordingly, the Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

MAULDIN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - Summary of Significant Accounting Policies (continued)

Use of estimates

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital $351,800, which was $306,800 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 4.80%. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company also maintain a minimum net capital of $45,000.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals, prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies and receive referral fees and transaction-based compensation from other broker dealers for acting as a marketing agent of private placement securities.

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits. Referral fees receivable from one client represents 75% of the total receivable. Management believes that the Company is not exposed to any significant risk related to cash.

NOTE 5 – Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts in the amount of $158,394 as of December 31, 2021.

NOTE 6 – Related Party Transactions

The Company derived approximately 35% of its revenue from an affiliated entity for the year ended December 31, 2021, and approximately 24% of net referral fees receivable at December 31, 2021, were due from the affiliate.

Mauldin Management Company ("MMC"), an affiliate of the Company, provides for the performance of certain services for the Company and two other affiliated companies, including utilities, and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. For the year ended December 31, 2021, the Company allocated $28,254 of such expenses, which is reflected in various expense accounts in the statement of income and of which $7,063 is payable at December 31, 2021.

The sole member of the Company, a registered securities representative, generates most of the Company's revenues. The Company is economically dependent upon the sole member due to the concentration of services he provides.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

MAULDIN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 8 – Liabilities Subordinated to Claims of General Creditor

During the year ended December 31, 2021, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 9 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 10 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 11 – Subsequent Event

Subsequent events have been reviewed through February 28, 2022.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2021

MAULDIN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2021

Computation of Net Capital

Total member's equity qualified for net capital	$	451,699
Deductions and/or charges		
Non-allowable assets:		
Referral fees receivable, net of allowance for doubtful accounts		(75,308)
Other assets		(24,591)
Net capital before haircuts on securities positions		351,800
Net Capital	$	351,800

Aggregate indebtedness

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	16,890
Total aggregate indebtedness	$	16,890

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

MAUDLIN SECURITIES, LLC
Computation of Net Capital Under rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2021

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,126
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 45,000
Minimum Net Capital Requirement	$ 45,000
Net Capital in Excess of Minimum Requirement	$ 306,800
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 297,800
Ratio of Aggregate Indebtedness to Net Capital	0.05 to 1

RECONCILATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A-5 filed by Mauldin Securities, LLC. Accordingly no reconcilation is necessary.

See accompanying report of independent registered public accounting firm.

Mauldin Securities, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

EXEMPTIVE PROVISIONS

Mauldin Securities, LLC is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals, prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies and receive referral fees and transaction-based compensation from other broker dealers for acting as a marketing agent of private placement securities.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2021



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Mauldin Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Mauldin Securities, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals and prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies and receive referral fees and transaction-based compensation from other broker dealers for acting as a marketing agent of private placement securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2021, without exception.

Mauldin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mauldin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
February 28, 2022

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com



4924 Briarwood Dr.
Dallas, TX 75209

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2021

Mauldin Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief Mauldin Securities, LLC. states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to commissions from other broker dealers for referrals, prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies and receive referral fees and transaction-based compensation from other broker dealers for acting as a marketing agent of private placement securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, John F. Mauldin, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

John F. Mauldin

John F. Mauldin
President

2/24/2022
_____, 2022